Infosys®

PRESS RELEASE

Ravi Venkatesan Steps off Infosys Board to Pursue Exciting New Opportunity

Bengaluru – May 11, 2018: Infosys Limited announced today that Ravi Venkatesan, Independent Director is stepping down from the Board to accept an exciting new role. Mr. Venkatesan has been an independent director since 2011 and served briefly as Co-Chairman before successfully transitioning this responsibility when Nandan Nilekani became Chairman in August 2017.

Mr. Venkatesan said, "I joined the Board at a time when Infosys was beginning the complex journey of transitioning from founder-led to professional management. This was also a time of tectonic industry shifts. I am pleased that this mission has been accomplished. Infosys is strong, in good hands, and is gaining momentum. My seven years on the board have been exciting, rewarding and eventful. I feel fortunate to have been part of this extraordinary company at a seminal moment in its history and to have worked with so many fine colleagues on the Board and in management. I wish Infosys and all Infoscions the greatest success in the coming years."

Mr. Nandan Nilekani, Chairman of the Board, commented, "I thank Ravi for his pivotal contributions to Infosys in a period of important transitions and towards a digital-first future. This passage is one that every entrepreneurial company faces eventually and I thank Ravi for his leadership in ensuring a successful transition. The Board will miss his passion, strategic insights, and personal warmth, but he will always remain a friend. Ravi has been a champion for driving social impact and it is desire to do more, that led to his request for stepping off the Board. I am delighted that he will be pursuing an exciting opportunity in this area. On behalf of my colleagues on the Board, I wish him all success with his new endeavor."

Kiran Mazumdar-Shaw, Lead Independent Director added, "Ravi has been a good friend, an extraordinary colleague, and a valuable board member at a hugely important time for Infosys. We will miss him greatly."

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3293
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com